UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

U.S. Concrete, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90333L102

(CUSIP Number)

Whippoorwill Associates, Inc.

11 Martine Avenue

White Plains, New York 10606

Telephone: (914) 683-1002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90333L102
1.	Names of Reporting Persons Whippoorwill Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,771,955
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,771,955

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,771,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.54%*
14.	Type of Reporting Person (See Instructions) IA; CO

* Based on 14,185,240 shares of common stock outstanding as of May 7, 2014 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 9, 2014.

CUSIP No. 90333L102
1.	Names of Reporting Persons Shelley F. Greenhaus
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,771,955
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,771,955

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,771,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.54%*
14.	Type of Reporting Person (See Instructions) IN; HC

* Based on 14,185,240 shares of common stock outstanding as of May 7, 2014 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 9, 2014.

CUSIP No. 90333L102
1.	Names of Reporting Persons Steven K. Gendal
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,771,955
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,771,955

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,771,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.54%*
14.	Type of Reporting Person (See Instructions) IN; HC

* Based on 14,185,240 shares of common stock outstanding as of May 7, 2014 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 9, 2014.

The following constitutes Amendment No. 6 to the statement on Schedule 13D previously filed by the undersigned on January 3, 2012, as amended by Amendment No. 1 thereto filed on February 27, 2012, by Amendment No. 2 thereto filed on February 28, 2012, by Amendment No. 3 thereto filed on December 26, 2012, by Amendment No. 4 thereto filed on March 22, 2013, and by Amendment No. 5 thereto filed on June 20, 2013 (the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, and/or supplemented by information contained in this Amendment No. 6. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On May 20, 2014, the Reporting Persons entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the Issuer, whereby the Reporting Persons agreed to sell, and the Issuer agreed to purchase, 200,000 Common Shares held by the Reporting Persons for $24.12 per Common Share, for an aggregate consideration of $4,824,000.00. The sale of Common Shares back to the Issuer contemplated by the Purchase Agreement was consummated on May 21, 2014.

The Reporting Persons may from time to time acquire beneficial ownership of additional equity or non-equity securities of the Issuer and may from time to time cease to have beneficial ownership of Common Shares or of other equity or non-equity securities of the Issuer, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Without limiting the foregoing, the Reporting Persons’ intention generally is to explore means to realize favorable returns upon their investment in the Common Shares and accordingly, on an on-going basis, the Reporting Persons may seek, evaluate or respond to offers to sell or otherwise dispose of the Common Shares beneficially owned by them, either through open market or privately negotiated transactions. The Reporting Persons reserve the right to take any action with respect to the Issuer or any of its equity securities or non-equity securities in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Based on 14,185,240 shares of common stock outstanding as of May 7, 2014 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 9, 2014, as of May 22, 2014, Whippoorwill is the beneficial owner of an aggregate of 2,771,955 Common Shares, representing 19.54% of the Common Shares.

The Common Shares disclosed herein as beneficially owned by Whippoorwill are held for the account of various funds and third party accounts (the “Accounts”) for which Whippoorwill has discretionary authority and acts as investment manager.

Each of Mr. Greenhaus, as President and Principal of Whippoorwill, and Mr. Gendal, as Principal of Whippoorwill, may be deemed to beneficially own all the Common Shares beneficially owned by Whippoorwill.

(b) See Items 7 through 10 of the cover page of the Schedule 13D for each Reporting Person.

(c) As described in Item 4 of the Schedule 13D, during the 60 days prior to the filing of this Schedule 13D, the Accounts sold an aggregate of 200,000 Common Shares back to the Issuer under the Purchase Agreement. This sale is listed in Exhibit B attached hereto and incorporated herein by reference.

(d) The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported as beneficially owned by Whippoorwill. The following Accounts beneficially own more than 5% of the Common Shares: (1) WellPoint, Inc., an Indiana corporation; and (2) Whippoorwill Distressed Opportunity Fund, L.P., a Delaware limited partnership.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement (previously filed).

Exhibit B – Transactions in the Common Shares.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2014

WHIPPOORWILL ASSOCIATES, INC. By: /s/ Shelley F. Greenhaus Name: Shelley F. Greenhaus Title: President	Shelley F. Greenhaus /s/ Shelley F. Greenhaus	Steven K. Gendal /s/ Steven K. Gendal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT B

TRANSACTIONS IN THE COMMON SHARES

Set forth below is a list of the Reporting Persons' transactions in the Common Shares which have been effected in the past 60 days in the ordinary course of business.

Trade Date	Purchase or Sale	Quantity	Share Price
5/20/2014	Sale	200,000*	$24.12

* The 200,000 Common Shares sold were held by Whippoorwill Distressed Opportunity Fund, L.P., Whippoorwill Associates, Inc. Profit Sharing Plan, Whippoorwill Institutional Partners, L.P., Whippoorwill Offshore Distressed Opportunity Fund, Ltd., and WellPoint, Inc.